RBS Sempra Commodities LLP and Subsidiaries

Consolidated Financial Statements as of
December 31, 2009, and for the
Year Ended December 31, 2009, and the
Period From April 1, 2008 (Date of Commencement) to December 31, 2008, and Report of
Independent Registered Public Accounting Firm

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2009, AND THE PERIOD FROM APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008:

Consolidated Statement of Financial Condition

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Members’ Capital

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RBS Sempra Commodities LLP and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of RBS Sempra Commodities LLP and subsidiaries (the “Partnership”) as of December 31, 2009, and the related consolidated statements of income, cash flows, and changes in members’ capital, for the year ended December 31, 2009 and the period from April 1, 2008 (Date of Commencement) to December 31, 2008. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RBS Sempra Commodities LLP and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year ended December 31, 2009 and the period from April 1, 2008 to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, on February 16, 2010, the Partnership entered into an agreement to sell certain businesses.

/s/ Deloitte & Touche LLP

February 22, 2010

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(Dollars in thousands)

2009
ASSETS

Cash and cash equivalents	$139,276
Trading assets	4,594,647
Commodities owned	1,751,541
Receivables from affiliates — net	299,439
Investments in marketable securities	55,310
Finance lease receivable	193,244
Prepaid and other assets	238,451
Property, plant and equipment — net	149,824
Goodwill	371,418

Total	$7,793,150

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES:
Short-term borrowings	$ -
Trading liabilities	3,487,647
Accounts payable and accrued liabilities	582,175
Payables to affiliate	3,859

Total liabilities	4,073,681

MEMBERS’ CAPITAL	3,719,469

TOTAL	$7,793,150

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009, AND THE PERIOD FROM
APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008
(Dollars in thousands)

	2009	2008
REVENUES:
Fee income	$999,093	$1,397,376
Principal transactions — net	1,175,143	639,708
Interest and other income	4,918	13,805

Total revenues	2,179,154	2,050,889

EXPENSES:
Compensation and benefits	587,490	613,871
Storage and transportation	605,157	597,317
Facilities and communications	88,257	61,811
Brokerage, execution and clearing	73,325	59,656
Professional fees	40,394	27,612
Interest expense	40,132	23,867
Other expenses	73,014	55,985

Total expenses	1,507,769	1,440,119

INCOME FROM CONTINUING OPERATIONS BEFORE
PROVISION FOR INCOME TAXES AND
EQUITY IN INCOME (LOSS) OF UNCONSOLIDATED
AFFILIATES — Net of provision for income taxes	671,385	610,770

PROVISION FOR INCOME TAXES	40,124	16,418

EQUITY IN INCOME (LOSS) OF UNCONSOLIDATED
AFFILIATES — Net of provision for income taxes	8,059	(2,549)

NET INCOME	$639,320	$591,803

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009, AND THE PERIOD FROM
APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008
(Dollars in thousands)
	2009	2008
OPERATING ACTIVITIES:
Net income	$639,320	$591,803
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,980	63,652
Deferred taxes	(1,663)	3,101
Loss on investment in marketable securities	44,306	-
Loss on investment in unconsolidated affiliate	12,535	-
Equity in (income) loss of unconsolidated affiliates — net of provision for income taxes	(8,059)	2,549
Net change in:
Trading assets	1,282,912	50,251
Commodities owned	(588,982)	459,139
Trading securities	10	15,931
Prepaid and other assets	45,773	(190,696)
Receivables from affiliates — net	625,276	(933,723)
Commodities sold under agreements to repurchase	-	(502,136)
Trading liabilities	(1,033,502)	317,389
Payables to affiliate	2,426	1,433
Accounts payable and accrued liabilities	(153,943)	259,559

Net cash provided by operating activities	958,389	138,252

INVESTING ACTIVITIES:
Purchases of investments in available-for-sale securities	-	(3,348)
Distribution from investment in unconsolidated affiliates	1,650	-
Purchases of property, plant and equipment	(41,267)	(56,967)
Acquisition of subsidiaries — net of cash acquired	-	(2,372,273)
Proceeds from (increase in) finance lease receivable	9,095	(173,145)
Purchase of other investments	-	(15,000)

Net cash used in investing activities	(30,522)	(2,620,733)

FINANCING ACTIVITIES:
Net decrease in short-term borrowings	(320,236)	(431,325)
Members’ capital contributions	-	3,265,000
Distributions paid to members	(658,537)	(161,012)

Net cash (used in) provided by financing activities	(978,773)	2,672,663

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(50,906)	190,182

CASH AND CASH EQUIVALENTS — Beginning of period	190,182	-
CASH AND CASH EQUIVALENTS — End of period	$139,276	$190,182

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid
during the period for income taxes	$37,413	$47,563

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009, AND THE PERIOD FROM
APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008
(Dollars in thousands)

			Accumulated
	Comprehensive		Other	Total
	Income	Members’	Comprehensive	Members’
	(Loss)	Capital	Income (Loss)	Capital

BALANCE — April 1, 2008		$ -	$ -	$ -

Members’ capital contributions		3,265,000	-	3,265,000

Net income	$591,803	591,803	-	591,803

Other comprehensive income (loss) — net of applicable
income taxes:
Change in unrealized loss on available-for-sale securities	(43,765)	-	(43,765)	(43,765)
Change in unrealized loss on cash flow hedging activities	(3,216)	-	(3,216)	(3,216)
Comprehensive income	$544,822

Distributions paid to Members		(161,012)	-	(161,012)

BALANCE — December 31, 2008		3,695,791	(46,981)	3,648,810

Net income	$639,320	639,320	-	639,320

Other comprehensive income (loss) — net of applicable
income taxes:
Change in unrealized gain (loss) on available-for-sale securities	45,828	-	45,828	45,828
Change in unrealized gain (loss) on cash flow hedging activities	44,048	-	44,048	44,048

Comprehensive income	$729,196

Distributions paid to Members		(658,537)	-	(658,537)

BALANCE — December 31, 2009		$3,676,574	$42,895	$3,719,469

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2009, AND
THE PERIOD FROM APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008

1.

NATURE OF OPERATIONS

The Partnership engages in physical and financial derivative trading and marketing activities in natural gas, electricity, petroleum, petroleum products, base metals and other commodities with domestic and foreign corporations, financial institutions, multinational organizations, sovereign entities and end users. The Partnership’s operations are subject to regulation by the Financial Services Authority, the New York Mercantile Exchange, the Commodity Futures Trading Commission, the Federal Energy Regulatory Commission (FERC), the London Metals Exchange, NYSE Euronext, the Board of Governors of the U.S. Federal Reserve System, and the National Futures Association.

2.

FORMATION AND ORGANIZATION OF THE PARTNERSHIP

On July 9, 2007, Sempra Energy (Sempra) and The Royal Bank of Scotland plc (RBS) (collectively, the Members) entered into a Master Formation and Equity Interest Purchase Agreement to form a partnership, RBS Sempra Commodities LLP (the Partnership or RBSSC), to purchase and operate Sempra’s commodity trading and marketing businesses. RBSSC is a partnership formed in the United Kingdom under the Limited Liability Partnership Act 2000. On April 1, 2008, Sempra and RBS made initial capital investments of $1,600 million and $1,665 million respectively. The Partnership simultaneously purchased Sempra’s commodity trading and marketing subsidiaries (collectively, the Sempra Energy Trading Companies or SET Companies) at a price of $2,754 million. The formation of the Partnership and the purchase of the SET Companies was effected on April 1, 2008 (Closing Date or Date of Commencement), although the partnership was legally formed on August 31, 2007.

The cost of the acquisition of $2,754 million was allocated to the assets acquired and liabilities assumed based on their respective fair values. The fair value of net assets acquired was $2,383 million and the excess purchase price of $371 million was allocated as goodwill arising on the acquisition of the SET Companies.

The formation and operation of the Partnership is subject to various agreements between the Members including primarily the Master Formation and Equity Interest Purchase Agreement, the Limited Liability Partnership Agreement and the Commodities Trading Activities Master Agreement. These agreements include provisions which dictate, among other matters, the rights and responsibilities of the Members, capital contributions by the Members, the formation and termination of the Partnership, the profit distributions to the Members, the execution of commodities trading activities by the joint venture, and the governance of the Partnership. The Partnership will make profit distributions, as and when the Board determines, in accordance with the Limited Liability Partnership Agreement.

The Partnership is governed by a board of seven directors, three appointed by Sempra and four by RBS, acting on behalf of the designated members. The consent of Sempra will be required before the Partnership may take certain significant actions, including materially changing the scope of the Partnership’s businesses, providing credit support outside the ordinary course, incurring certain types of indebtedness and entering into agreements of significant size or duration, all as more fully specified in the Limited Liability Partnership Agreement. The Partnership is fully consolidated by RBS.

On December 1, 2008, the UK Government through HM Treasury became the ultimate controlling party of the Royal Bank of Scotland Group plc (RBS Group, the ultimate parent company). The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government.

On November 3, 2009, RBS Group reached agreement with the UK Government on key terms of its participation in the Asset Protection Scheme (APS) on revised terms to those announced on February 26, 2009. To comply with the European Commission (EC) State Aid requirements, RBS Group has agreed to a series of restructuring measures to be implemented over a four year period. In accordance with the restructuring measures, RBS Group agreed to divest its interest in the Partnership (see Note 17 – Subsequent Events).

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Partnership and entities controlled by the Partnership as of December 31, 2009. All material intercompany balances and transactions have been eliminated.

The Partnership has a controlling financial interest in an entity if it owns a majority of the voting interests of the entity or is considered the primary beneficiary of the entity. A variable interest entity (VIE) is consolidated by its primary beneficiary, who is the party subject to the majority of the expected losses or the majority of the expected residual returns of the VIE, or both. The Partnership assesses its involvement with VIEs to determine whether consolidation of VIEs is required. All facts and circumstances are taken into consideration when determining whether the Partnership has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE.

Trading Instruments — Trading assets and Trading liabilities are recorded on a trade-date basis. These amounts include unrealized gains and losses from exchange-traded futures and options and over-the-counter (OTC) forwards, swaps, and options. Unrealized gains and losses on OTC derivative transactions reflect amounts which would be received from or paid to a third party upon liquidation of these contracts under current market conditions. Unrealized gains and losses on these OTC derivative transactions are reported separately as assets and liabilities unless a legal right of setoff exists under enforceable master netting agreements. All derivative Trading assets and Trading liabilities are carried at fair value. Principal transaction revenues are recognized on a trade-date basis and include realized gains and losses and the net change in unrealized gains and losses.

Futures and exchange-traded option transactions are recorded as contractual commitments on a trade-date basis and are carried at fair value. Commodity forward and swap transactions are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from dealer quotations and underlying commodity exchange quotations. OTC options purchased or written are recorded on a trade-date basis and are carried at fair value.

Fair values for trading instruments not quoted in an active market are determined using appropriate valuation techniques, including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing trading instruments. These valuation techniques utilize, among other things, available market information, including current interest rates, commodity prices and volatility rates, as applicable. Where market information is not available or where management deems appropriate, current interest rates, commodity prices and volatility rates are estimated by reference to current market levels. Given the nature, size and timing of transactions, estimated values may differ from realized values.

Cash and Cash Equivalents — Cash and cash equivalents are comprised of cash on hand, demand deposits and other short-term highly liquid investments (with original maturities of three months or less) which are subject to an insignificant risk of changes in value. Cash paid for interest approximates interest expense.

Investments in Marketable Securities — Investments in marketable securities are accounted for on a specific identification basis and are reported at fair value, including reviews for impairment. Unrealized gains and losses on available-for-sale securities are included in Accumulated Other Comprehensive Income (Loss) (AOCI), net of applicable taxes. Unrealized gains and losses on trading securities are recorded in income. The Partnership reviews securities identified with an unrealized loss to determine if the impairment in value is temporary or other-than-temporary. The amount of any impairment loss that is recognized in current period earnings is dependent on the Partnership’s intent to sell (or not sell) the security.

Investments in Unconsolidated Affiliates — Investments in affiliated companies are accounted for under the equity method when the Partnership has an ownership interest between 20% and 50% and is deemed to have significant influence but not control. The Partnership’s percentage ownership of the affiliates’ net assets are included in Prepaid and other assets, and are adjusted for the Partnership’s share of each investee’s earnings or losses, dividends and foreign currency translation effects, if any. Equity earnings or losses are recorded net of income tax as a separate caption on the Consolidated statements of income.

Commodities Owned — Commodities owned are recorded on a trade-date basis. Natural gas, oil and other non-base metal physical commodities are carried on a lower-of-cost-or-market basis. When a specific contract cost of new inventory cannot be determined, the Partnership uses the appropriate market index at the time of purchase as the cost basis.

Property, Plant and Equipment — Property, plant and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the remaining term of the lease. On a regular basis the Partnership assesses whether there is any indication that property, plant and equipment is impaired.

Goodwill — Goodwill is the excess of the cost of an acquisition over the Partnership’s interest in the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed at the date of acquisition and is recognized at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes indicate that it might be impaired. The Partnership completed its annual goodwill impairment testing, as of September 30, 2009 and 2008, which did not result in any goodwill impairment.

Prepaid and Other Assets — Prepaid and other assets primarily consist of transactional tax deposits related to goods and services taxes and value added taxes, net deferred tax assets, interest receivables, deposits, expenses paid in advance, certain beneficial contracts and miscellaneous other investments. Beneficial contracts are amortized over their estimated useful lives.

Fee Income — Fee income includes fees earned by the Partnership while engaged in certain commodities trading activities, in its capacity as agent for RBS as dictated by various partnership agreements. This includes income derived from realized and unrealized gains and losses, net of associated execution costs, including interest, associated with the trading activities of the Partnership.

Income Taxes — The Partnership is a Limited Liability Partnership, incorporated under the Limited Liability Partnership Act of 2000 of the United Kingdom and the regulations made thereunder. For U.S. purposes RBSSC elected to be treated as a partnership for federal, state and local filings, as permitted. Each member is responsible for reporting its income or loss based on its share of the income and expenses. Certain subsidiaries of the Partnership are subject to tax in foreign jurisdictions where such subsidiary entity may be treated as a corporation under local tax law. The Partnership records the financial statement effects for the amount of income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported market value of assets and liabilities at the date and reporting period of the financial statements. The most important of the estimates and assumptions relate to fair value measures and the accounting for goodwill. The recorded values of these assets and liabilities may be more or less than values that might be realized, if the Partnership were to sell or close out the positions prior to maturity.

Foreign Currency Transactions — Foreign currency transactions are translated into U.S. dollars at the then current exchange rates during the reporting period. Assets and liabilities denominated in foreign currencies have been converted into U.S. dollars at year-end exchange rates. Gains and losses resulting from foreign currency transactions are included in Principal transactions — net.

Recently Issued Accounting Pronouncements — On September 15, 2009, the Financial Accounting Standards Board (FASB) enacted Statement of Financial Accounting Standards (SFAS) No. 168 (SFAS 168), “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles”. This statement establishes the FASB Accounting Standards CodificationTM (the Codification) as the single source of authoritative GAAP in the United States. The topically-organized codification is not intended to change GAAP but it significantly changes the way that GAAP is presented and referenced in financial statements.

SFAS 168 also changes the way in which new authoritative GAAP is issued. The Financial Accounting Statements, FASB Interpretations, and Emerging Issues Task Force (EITF) abstracts were replaced by Accounting Standard Updates (ASU), which provide updates to the Codification, background information on about the new guidance and the basis for conclusions. New pronouncements issued before July 1, 2009 are referred to by their original title.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 expands the disclosure requirements about an entities derivative instruments and hedging activities. The additional disclosures required by this Standard are included in Note 6 – Derivatives and Hedging Activities.

In April 2009, the FASB issued FASB Staff Position (FSP) FAS No. 115-2 and FAS No. 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS No. 115-2 and FAS No. 124-2) which change the method for determining whether an other-than-temporary impairment (OTTI) exists for debt securities and the amount of OTTI charges recorded in earnings. If an entity intends to sell a security and it is more-likely-than-not that the entity will sell the security prior to recovering its cost basis, an OTTI exists and the entire difference between the fair value and the cost basis will be reflected in earnings. If an entity does not intend to sell a security and it is more-likely-than-not that the entity will sell the security prior to recovering its cost basis, the portion of the difference between the fair value and the cost basis related to credit losses will be treated as an OTTI and reflected in earnings. The remaining difference will be recognized as part of other comprehensive income. In addition to the new OTTI determination method, entities are required to provide enhanced disclosures, including methodology details and key inputs used for determining the amount of credit losses recorded in earnings. FSP FAS No. 115-2 and FAS No. 124-2 were effective upon issuance and incorporated in the initial release of the Codification under the topic on Investments in Debt and Equity Securities. The adoption of FSP FAS No. 115-2 and FAS No. 124-2 did not materially affect the Partnership’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS No. 157-4) which provides additional guidance to determine the fair value of a financial instrument in an inactive market. If the market for a financial instrument is inactive and it is determined that one or more quoted prices are associated with one or more distressed transactions, the reporting entity may use valuation methods other than one that uses quoted prices without significant adjustment. Otherwise, the quoted price is viewed as a valid quote and should be used as a relevant input to the fair value. FSP FAS No. 157-4 was effective upon issuance. The adoption of FSP FAS No. 157-4 did not materially impact the Partnership’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (SFAS 165) which establishes standards to account for and disclose events that occur after balance sheet date but before the financial statements are issued. The statement specifies that an entity must disclose all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including any estimates that were inherent in the process of preparing the financial statements. The statement also specifies that an entity must disclose the date through which subsequent events were evaluated. This statement was effective upon issuance. The adoption of SFAS 165 did not materially impact the Partnership’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets — an Amendment of FASB Statement No. 140” (SFAS 166) and SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) that amend the accounting requirements for securitizations and, specifically those utilizing Qualifying Special Purpose Entities (QSPEs). SFAS 166 retains the legal isolation criteria for sale accounting but eliminates the QSPE concept, and transfers of participations are now limited to only pro-rata participations. Under SFAS 167 amendments, all variable interest entities (VIEs), including former QSPEs, need to be considered for consolidation, and an increased number of circumstances will trigger reconsideration of VIE status. The method for determining the Primary Beneficiary of a VIE has been changed from a quantitative model to a qualitative model which focuses on the power to direct the activities of the VIE. SFAS 166 and SFAS 167 also require enhanced disclosures about transfers of financial assets and interests in variable interest entities. Both statements are effective for reporting periods beginning after November 15, 2009. The Partnership does not expect the adoption of these standards to have a material impact on the Partnership’s consolidated financial statements.

4.

TRANSACTIONS WITH AFFILIATES

In the normal course of business the Partnership conducts transactions with affiliated companies.

In accordance with the Master Formation and Equity Interest Purchase Agreement, and provided the required consents were obtained, RBS has assumed, and the SET Companies have novated to RBS, the rights and obligations of certain contractual arrangements of the SET Companies that existed prior to the formation of the Partnership. This included various trading agreements and other material business contracts as defined. To the extent that such contracts have not been novated to RBS, RBS assumed the risk and rewards of ownership of those contracts through the execution of market risk index swaps with certain subsidiary companies of the Partnership. The market risk index swaps effectively transfer the risks and rewards, related to market risk, of the contracts, along with the associated income and expenses, from certain SET Companies to RBS. However, all such risks, rewards, income and related expenses are for the Partnership’s account.

For novated counterparties the Partnership acts as agent for RBS and receives fee income from RBS. This fee income represents realized and unrealized gains and losses, net of execution costs associated with these activities.

The performance of certain non-novated counterparts is guaranteed by Sempra. RBS has agreed to indemnify Sempra for any associated claims under Sempra’s guarantee.

The Partnership earned interest income and incurred interest expenses with RBS related to the Partnership’s operating and investing activities. The Partnership was also allocated costs from RBS related to compensation and benefits for services provided.

The following table summarizes the Partnership’s assets and liabilities as of December 31, 2009 and the Partnership’s revenues and expenses for the year ended December 31, 2009 and for the period from April 1, 2008 (date of commencement) to December 31, 2008 with affiliated companies (in thousands):

	2009	2008
Assets:
Trading assets	$156,748
Receivables from affiliates — net	299,439
Liabilities:
Trading liabilities	383,116
Payables to affiliate	3,859
Revenues and expenses:
Fee income	999,093	$1,397,376
Principal transactions — net	(103)	(2,477)
Interest income	266	5,783
Interest expense	1,692	13,895
RBS allocated expenses	4,896	2,443

5.

TRADING ASSETS AND TRADING LIABILITIES

As of December 31, 2009, Trading assets and Trading liabilities are comprised of the following (in thousands):

2009
Trading assets:
Unrealized gains on forwards, swaps and options	$2,578,446
Due from commodity clearing brokers	657,503
Due from trading counterparties	2,012,649
Less effect of netting	(653,951)

$4,594,647
Trading liabilities:
Unrealized losses on forwards, swaps and options	$2,298,474
Due to trading counterparties	1,843,124
Less effect of netting	(653,951)

$3,487,647

6.

DERIVATIVES AND HEDGING ACTIVITIES

The Partnership utilizes derivative instruments, which include forwards, swaps, options, and futures to reduce its exposure to unfavorable changes in market prices.

The Partnership recognizes derivative instruments as either assets or liabilities in the Consolidated statement of financial condition and measures those instruments at fair value. The changes in fair value of a majority of the derivative transactions of the Partnership are currently presented, in all material respects, as a component of Principal transactions — net in the Consolidated statements of income. The accounting for changes in the fair value of other derivatives depends on the intended use of the derivative and the resulting designation.

Hedge accounting treatment can be applied when certain criteria are met. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item of the risk being hedged. For a derivative being designated as a cash flow hedge, the effective portion of the derivative gain or loss is initially reported as a component of AOCI and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion (excess derivative gain or loss) is reported in earnings immediately.

The following table summarizes the fair values of the Partnership’s derivative assets and liabilities, as well as the notional values of its derivative transactions as of December 31, 2009 (in thousands).

	Derivative	Derivative	Notional
	Assets	Liabilities	Value

Derivatives accounted for as trading activities — commodity contracts	$6,820,619	$5,211,601	$270,122,254
Derivatives accounted for as hedges:

Commodity contracts	93,377	297,817	2,012,324
Interest rate contracts	3,762	11,999	910,586

Total derivative contracts accounted for as hedges	97,139	309,816	2,922,910

Gross fair value of derivative contracts	6,917,758	5,521,417	$273,045,164

Counterparty Netting (1)	(3,160,980)	(3,160,980)
Collateral netting (2)	(387,896)	(266,055)

Fair value included in Trading assets and liabilities	$3,368,882	$2,094,382

(1) Represents the netting of counterparty balances pursuant to various contractual agreements.
(2) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

Derivatives Accounted for as Trading Activities — The Partnership primarily uses trading derivative instruments to reduce its exposure to commodity price risk. Gains and losses attributable to trading derivatives are included in Principal transactions — net in the Consolidated statements of income. The amount below summarizes the gains related to derivative instruments classified as trading for the year ended December 31, 2009 (in thousands).

Commodity contracts	$838,237

Derivatives Accounted for as Hedges — The Partnership utilizes both fair value hedges and cash flow hedges to hedge commodity price risk as well as interest rate risk.

Derivatives designated as fair value hedges are used to hedge price risk in commodity inventories as well as interest rate risk. Gains and losses related to fair value hedges are recorded under Principal transactions — net in the Consolidated statements of income. The amounts below summarize the gains and losses related to derivatives designated in fair value hedge relationships for year ended December 31, 2009 (in thousands).

Commodity contracts	$(529,033)
Interest rate contracts	7,095
Total	$(521,938)

The amounts below summarize the gains and losses related to non-derivative hedged items designated in fair value hedge relationships for year ended December 31, 2009 (in thousands).

Commodities owned	$908,482
Finance lease receivable	(6,140)
Total	$902,342

Ineffectiveness relating to fair value hedges resulted in a positive impact on revenue of approximately $380 million and $5 million for the year ended December 31, 2009 and for the period from April 1, 2008 to December 31, 2008, respectively.

Derivatives designated as cash flow hedges are used primarily to hedge the commodity price risk associated with natural gas purchases and sales related to transportation and storage capacity arrangements. The effective portion of cash flow hedges reclassified to income in the current year as well as the ineffectiveness gains and losses on cash flow hedges are recorded in Principal transactions — net in the Consolidated statements of income. The amounts below summarize the gains and losses and the impacts on comprehensive income of cash flow hedging activities for year ended December 31, 2009 (in thousands).

	Derivatives —		Derivatives —
	Effective	Hedge	Effective
	Portion	Ineffectiveness	Portion
	Reclassified to	Recorded in	Recorded in
	Income	Income	OCI

Commodity contracts	$15,098	$3,405	$(44,095)

A net derivative unrealized gain/(loss) of approximately $41 million and $(3) million is included in AOCI for 2009 and 2008, respectively. The ineffective portion of cash flow hedges resulted in a positive impact on revenue of approximately $3 million and $13 million for the year ended December 31, 2009 and the period from April 1, 2008 to December 31, 2008, respectively. Derivative unrealized gains included in AOCI expected to affect earnings in 2010 are approximately $50 million. Due to volatility and uncertainty in the commodity markets, the corresponding value in AOCI will likely change prior to its reclassification to earnings. As of December 31, 2009, the maximum tenor of derivative instruments that hedge forecasted purchase and sales transactions is 6 years.

7.

FAIR VALUE OF ASSETS AND LIABILITIES

The Partnership applies recurring fair value measurements to certain assets and liabilities that are carried at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Partnership utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Partnership primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Partnership is able to classify fair value balances based on the observability of those inputs. The fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are defined as follows:

Level 1 — Quoted prices are available in active exchange markets for identical assets or liabilities as of the reporting date. Active exchange markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

Level 2 — Quoted prices in active and inactive markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic data. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as forwards, swaps and options and certain exchange traded/cleared derivatives.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers’ needs. At each balance sheet date, the Partnership performs an analysis of all assets and liabilities at fair value and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

As of December 31, 2009
(in thousands)
Assets	Level 1	Level 2	Level 3	Total (1)

Exchange-traded/cleared derivative instruments	$676,215	$502,118	$ -	$1,178,333
OTC derivative trading instruments	-	2,483,475	94,971	2,578,446
Commodities owned	-	1,741,097	-	1,741,097
Available-for-sale securities	45,504	2,229	7,357	55,090
Trading securities	220	-	-	220

Total	$721,939	$4,728,919	$102,328	$5,553,186

Liabilities	Level 1	Level 2	Level 3	Total (1)

Exchange-traded/cleared derivative instruments	$49,798	$12,165	$ -	$61,963
OTC derivative trading instruments	-	2,168,015	130,459	2,298,474

Total	$49,798	$2,180,180	$130,459	$2,360,437

(1) Amounts exclude the effects of netting

Exchange-traded/cleared derivative instruments, which are cash settled during the life of the transaction, are classified as part of Trading assets and shown net on the Consolidated statement of financial condition. The table above does not include certain commodities owned that are carried on a lower-of-cost-or-market basis. The table does include a portion of commodities owned for which fair value hedge accounting is applied.

As of
December 31, 2009
(in thousands)
Commodities owned:
Per consolidated statements of financial condition	$1,751,541
Less amounts recorded at lower-of-cost-or-market	10,444
Per recurring fair value measures table	$1,741,097

The determination of the fair values above incorporates various factors including not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests), but also the impact of the Partnership’s non-performance risk on its liabilities.

Trading derivatives and commodities owned reflect positions held by the Partnership. The fair value of derivative contracts, which include futures and exchange-traded options, is generally based on unadjusted quoted prices in active exchange markets and are classified within Level 1. Some exchange-cleared derivatives are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets. In such cases, these exchange-traded/cleared derivatives are classified within Level 2. In addition, certain OTC-cleared forwards, swaps, and options are included in Level 2. OTC derivative trading instruments include forwards, swaps, and options and complex structures that are valued at fair value and may be offset with similar positions in exchange-cleared markets. In certain instances, these instruments may utilize models to measure fair value. Generally, the Partnership uses a similar model to value similar instruments. Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability, and market-corroborated inputs (i.e., inputs derived principally from or corroborated by observable market data by correlation or other means.) Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives trade in less active markets with a lower availability of pricing information. In addition, complex or structured transactions can introduce the need for internally-developed model inputs that might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

The following table sets forth a reconciliation of changes in the fair value of net trading derivatives classified as Level 3 in the fair value hierarchy (in thousands):

Balance as of April 1, 2008	$436,164

Realized and unrealized gains (losses)	(462,896)
Purchases, settlements, sales and issuances	20,154
Transfers in and/or out of Level 3	10,972

Balance as of December 31, 2008	4,394

Realized and unrealized gains (losses)	(194,473)
Purchases, settlements, sales and issuances	8,824
Transfers in and/or out of Level 3	153,124

Balance as of December 31, 2009	$(28,131)

Change in unrealized gains (losses) relating to instruments still held as of December 31, 2009	$(126,398)

Gains and losses (realized and unrealized) for Level 3 items are included primarily in Principal transactions — net.

Transfers in and/or out of Level 3 represent existing assets or liabilities that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during the period.

Given the nature, size, timing and tenor of certain complex transactions, changing one or more of the less observable inputs within the valuation model, may materially change the values used by management.

8.

TRADING ACTIVITY AND RISK MANAGEMENT

The Partnership derives a substantial portion of its revenue from market-making and trading activities, as an agent for RBS and as principal, in natural gas, electricity, petroleum, petroleum products, base metals and other commodities. It quotes bid and offer prices to other market makers and end users. It also earns trading profits as a dealer by structuring and executing transactions that permit its counterparts to manage their risk profiles. In addition, it takes positions in markets based on the expectation of future market conditions. These positions may be offset with similar positions or may be offset by positions taken in exchange-traded markets. These positions include forwards, swaps, options, and futures. These financial instruments represent contracts with counterparts whereby payments are linked to or derived from market indices or on terms predetermined by the contract, which may or may not be financially settled by the Partnership.

Forward and future transactions are contracts for delayed delivery of commodity instruments in which the counterparty agrees to make or take delivery at a specified price. Commodity swap transactions may involve the exchange of fixed and floating payment obligations without the exchange of the underlying commodity. For additional information about derivatives and related hedging activities see Note 6 — Derivatives and Hedging Activities.

Options, which are either exchange-traded or directly negotiated between counterparties, provide the holder with the right to buy from or sell to the writer an agreed amount of commodity at a specified strike price within, or at, a specified period of time. As a writer of options, the Partnership receives an option premium then manages the risk of an unfavorable change in the value of the underlying commodity.

Market risk arises from the potential for changes in the value of physical and financial instruments resulting from fluctuations in prices and basis for natural gas, electricity, petroleum, petroleum products, base metals and other commodities. Market risk is also affected by changes in volatility and liquidity in markets in which these instruments are traded. The Partnership has established position and stop-loss limits for each line of business to monitor its market risk. Traders are required to maintain positions within these market risk limits. The position limits are monitored during the day by senior management of the Partnership. Reports which present each trading book’s position and the prior day’s profit and loss are reviewed daily by traders and the Partnership’s senior management.

The Partnership also uses Value-at-Risk (VaR) to measure its exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. The Partnership has adopted the historical simulation methodology in its calculation of VaR, and uses a 95-percent confidence interval. Holding periods are specific to the types of positions being measured, and are determined based on the size of the position or portfolios, market liquidity, tenor and other factors. Historical volatilities are used in the calculation. Based upon these and other risk management procedures, the Partnership’s senior management determines whether to adjust the Partnership’s market risk profile.

The Partnership’s credit risk from physical and financial instruments as of December 31, 2009 is represented by the positive fair value of financial instruments after consideration of netting and collateral in the form of customer margins and Letters of Credit. Credit risk disclosures, however, relate to the net losses that would be recognized if all counterparties failed to completely perform their obligations. Options written expose the Partnership to credit risk until premiums are paid by the counterparty. Exchange-traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.

The following table approximates the counterparty credit quality and exposure expressed in terms of net replacement value as determined by rating agencies or by internal models intended to approximate rating agency determinations. These exposures are net of collateral in the form of customer margin and/or letters of credit of $554 million as of December 31, 2009:

2009
Counterparty credit quality (in thousands):
AAA	$20,454
AA	174,389
A	734,819
BBB	605,580
Below investment grade	826,296
Exchanges	657,503

$3,019,041

The Partnership monitors and controls its credit risk exposures through various systems and processes, which evaluate the Partnership’s credit risk through credit approvals and limits. To manage the level of credit risk the Partnership enters into netting agreements whenever possible and, where appropriate, obtains collateral. Netting agreements incorporate rights of setoff that provide for the net settlement of subject contracts with the same counterpart in the event of default.

The Partnership provides committed and uncommitted letters of credit issued by various banks, in addition to cash, to counterparts to satisfy various collateral and margin deposit requirements (see Note 13 — Borrowings and Credit Facilities).

9.

INVESTMENTS IN MARKETABLE SECURITIES

Available-for-Sale Securities — The Partnership held equity securities of $55.1 million categorized as available-for-sale securities, included in Investments in marketable securities as of December 31, 2009. As of December 31, 2009, gross unrealized gains were $7.9 million and gross unrealized losses were $9.9 million. During 2009, the Partnership realized a loss on available-for-sale securities, that was previously recorded in AOCI, of $44.3 million. During 2008, the Partnership purchased $2.0 million and novated to RBS $30.3 million of available-for-sale securities. The fair value of securities in an unrealized loss position at December 31, 2009 was $20.8 million. The unrealized losses were primarily caused by temporary declines in the market values of the securities. As of December 31, 2009, the Partnership does not consider these investments to be other-than-temporarily impaired.

Trading Securities — As of December 31, 2009, the Partnership had $0.2 million of securities classified as trading securities included in Investments in marketable securities. The Partnership recorded unrealized losses of $0.7 million related to trading securities for the period from April 1, 2008 to December 31, 2008. During 2008, the Partnership sold $2.5 million and novated to RBS $2.0 million of trading securities.

10.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES

As of December 31, 2009, the Partnership owned 30% of Gateway Energy Services Corporation (Gateway). Gateway is a retail marketer of natural gas and electricity, serving residential, commercial, and light industrial customers primarily in the northeast, mid-west, and mid-atlantic regions of the U.S. During 2009, the Partnership recorded a loss of $12.5 million on its investment in Gateway. As of December 31, 2009, the Partnership owned 25% of Great Eastern Energy Co. LLC (GEEC). GEEC supplies natural gas and electricity to commercial and industrial customers within major markets across the United States. During 2009, the Partnership received a $1.6 million distribution from GEEC. The carrying value of these investments is $28.0 million as of December 31, 2009 and is included in Prepaid and other assets.

11.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation. These assets consist of leasehold improvements and office equipment, computer equipment (which includes computer hardware and software) and machinery and equipment. Property, plant and equipment by major functional categories are as follows (in thousands):

		Accumulated	Book
As of December 31, 2009	Cost	Depreciation	Value

Leasehold improvements and office equipment	$121,646	$37,522	$84,124
Computer equipment	215,668	153,999	61,669
Machinery and equipment	9,471	5,440	4,031

	$346,785	$196,961	$149,824

12.

FINANCE LEASE RECEIVABLE

In connection with a transaction entered into during 2008, the Partnership entered into a sales type lease that is recorded in the consolidated statement of financial condition as a Finance lease receivable. The balance at December 31, 2009 is as follows (in thousands):

2009

Gross receivable	$211,988
Unearned income	(133,744)
Unguaranteed residual value	115,000

Finance lease receivable	$193,244

Contractual maturities of the gross receivable as of December 31, 2009 were as follows (in thousands):

2010	$11,111
2011	14,273
2012	14,893
2013	13,233
2014	19,740
Thereafter	138,738
$211,988

13.

BORROWINGS AND CREDIT FACILITIES

Certain subsidiaries of the Partnership have a $1.72 billion, five year committed syndicated revolving credit facility (consisting of borrowings, letters of credit and other credit support accommodations) maturing in September 2010. The amount of credit available under the facility is limited to the amount of a borrowing base consisting of receivables, inventories and other assets of a subsidiary of the Partnership that secure the credit facility and are valued for purposes of the borrowing base at varying percentages of current market value. Extensions of credit are guaranteed by Sempra Energy subject to a maximum guarantee liability of 20% of the lenders’ total commitments under the facility. The facility requires a subsidiary of the Partnership to meet certain financial tests at the end of each quarter, including minimum working capital, leverage ratio, senior debt to tangible net worth ratio, and minimum net worth and tangible net worth tests. It also imposes certain other limitations on the subsidiary and certain affiliates, including certain limitations on other indebtedness, capital expenditures, liens, transfers of assets, investments, loans, advances, dividends, other distributions, modifications of risk management policies and transactions with affiliates. As of December 31, 2009, the facility had $968 million of letters of credit and no borrowings outstanding. In addition to commitment fees, these borrowings accrue interest at market rates based on a base rate or libor plus a fixed margin. In May 2008, the facility was amended to permit the implementation of the transfer of certain businesses of the Partnership to RBS and to ensure that after such transfer, the Partnership businesses would continue to be able to utilize the credit facility. In addition, there were adjustments to covenants and the margin applicable to loans.

At December 31, 2009, RBS, on behalf of itself and certain subsidiaries of the Partnership, maintained $1.282 billion in various uncommitted lines of credit. At December 31, 2009, these facilities had outstanding $985 million of letters of credit and no short term borrowings. These facilities exclude a line of credit provided by RBS to subsidiaries of the Partnership as well as loans made by RBS to the Partnership (or its subsidiaries) pursuant to its obligation to lend cash and other working capital to the Partnership as necessary to fund all of its ongoing operating expenses, to provide capital to the Partnership to support the trading activities of its subsidiaries at a level prevailing as of April 1, 2008, to support the business plan of the Partnership, and to support its reasonable growth.

14.

INCOME TAXES

The Partnership is a Limited Liability Partnership, incorporated under the laws of the United Kingdom and for U.S. purposes has elected to be treated as a Partnership for U.S. federal, state and local filings. The income or loss applicable to the operations of the Partnership is includable in the U.S. income tax returns of the Members. Certain subsidiaries of the Partnership are subject to tax in foreign jurisdictions where such subsidiary is treated as a corporation under local tax laws.

The provision for income taxes is summarized below (in thousands):

	For the Year Ended	For the Period Ended
	December 31, 2009	December 31, 2008
Current — foreign	$34,553	$13,317
Current — state	7,234	-
Deferred — foreign	(1,663)	3,101

Total provision for income taxes	$40,124	$16,418

As of December 31, 2009, the Partnership has a net deferred tax asset of $3.2 million.

The provision for income taxes varies from the federal income tax rate of 35% primarily because the entity is treated as a partnership for federal and state tax purposes and the income or loss applicable to its operations is included in the income tax returns of the Members.

The total amounts of gross unrecognized tax benefits at the beginning and ending of the year are as follows (in thousands):

Unrecognized tax benefits, as of April 1, 2008	$38,315
Gross decreases — tax positions in prior period	(26,920)

Unrecognized tax benefits, as of December 31, 2008	11,395

Gross increases — tax positions in prior period	2,106
Gross decreases — tax positions in prior period	(9,483)
Gross increases — current period tax positions	1,758

Unrecognized tax benefits, as of December 31, 2009	$5,776

Of the total unrecognized tax benefits, approximately $6 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

As a result of the organization of the Partnership (see Note 2 — Formation and Organization of the Partnership), any tax liability arising from the Partnership’s operations prior to the effective date of the joint venture will be borne by Sempra. The Partnership commenced on April 1, 2008. The current year ended December 31, 2009 and the prior short period from April 1, 2008 to December 31, 2008 are open under statute for examination for U.S. federal, state and local tax returns. The statute of limitations for other material foreign tax returns remains open for 1995 and forward.

15.

EMPLOYEE BENEFIT PLANS

The Partnership’s employees participate in various benefit plans, including a defined contribution savings plan (401(k) plan). Included in Compensation and benefits is approximately $13.2 million and $10.7 million of expenses for the year ended December 31, 2009 and the period ended December 31, 2008, respectively, related to these plans.

16.

COMMITMENTS AND CONTINGENCIES

Minimum non-cancelable lease commitments for office facilities, exclusive of real estate taxes and other expenses are as follows (in thousands):

2010	$33,630
2011	23,644
2012	15,708
2013	12,453
2014	9,047
Thereafter	30,710

$125,192

Office leases, which expire at various dates through 2024, contain provisions for escalation based on certain cost increases incurred by the lessors. Rent expense was $12.9 million and $9.4 million for the year ended December 31, 2009 and for the period from April 1, 2008 (date of commencement) to December 31, 2008, respectively.

As part of its normal business, the Partnership enters into various fixed-price non-cancelable commitments to purchase or sell transportation and storage capacity. These commitments are recognized as performed.

Certain claims, suits and allegations that arise in the ordinary course of business have been filed or are pending against the Partnership. In addition, the Partnership is a respondent in a complaint proceeding initiated at the FERC concerning rates charged for short-term sales of power to the California Independent System Operator Corporation (ISO) and the California Power Exchange (PX) for power supplied during the period of October 2, 2000 through June 20, 2001. On March 26, 2003, the FERC expanded the basis for refunds by adopting a staff recommendation from a separate investigation to change the natural gas proxy component of the mitigated market-clearing price that is used to calculate refunds. The FERC released its final instructions, and ordered the ISO and PX to recalculate the precise number through their settlement models. In August 2006, the Ninth Circuit Court of Appeals (Court of Appeals) upheld the FERC’s decision not to extend the refund period and held that FERC properly excluded certain bilateral transactions from the refund proceedings. However, they also held that the FERC erred in excluding certain multi-day transactions from the refund proceedings and in not considering other remedies for tariff violations that occurred prior to October 2, 2000. The Court of Appeals remanded the matter to the FERC for further proceedings. In November 2007, the Partnership and other entities filed requests for rehearing of the Court of Appeals’ August 2006 decision. In April 2009 the Ninth Circuit denied the rehearing requests. In November 2009, FERC issued an order establishing the parameters of the proceeding on remand. The remand proceeding is being held in abeyance pending FERC sponsored settlement discussions. In August 2007, the Ninth Circuit Court of Appeals issued a decision reversing and remanding FERC orders declining to provide refunds in a related proceeding regarding short-term bilateral sales up to one month in the Pacific Northwest. The court found that some of the short-term sales between the DWR and various sellers (including the Partnership) that had previously been excluded from the refund proceeding involving sales in the ISO and PX markets in California, were within the scope of the Pacific Northwest refund proceeding. In December 2007, the Partnership and other sellers filed requests for rehearing of the Court of Appeals’ August 2007 decision. In April 2009 the Ninth Circuit denied the rehearing requests. On September 4, 2009, the Partnership filed in the US Supreme Court a petition for cert of the Ninth Circuit decision which was denied in January 2010. FERC has not yet issued a remand order in this matter. It is possible that on remand, the FERC could order refunds for short-term sales to the DWR in the Pacific Northwest refund proceeding.

The Partnership has reserves for its estimated refund liability that reflect its estimate of the effect of the FERC’s revision of the benchmark prices it will use to calculate refunds and other refund-related developments.

In a separate complaint filed with the FERC in 2002, the California Attorney General challenged the FERC’s authority to establish a market-based rate regime, and further contended that, even if such a regime were valid, electricity sellers had failed to comply with the FERC’s quarterly reporting requirements. The Attorney General requested that the FERC order refunds from suppliers. The FERC dismissed the complaint and instead ordered sellers to restate their reports. After an appeal by the California Attorney General, the Ninth Circuit Court of Appeals upheld the FERC’s authority to establish a market-based rate regime, but ordered remand of the case to the FERC for further proceedings, stating that failure to file transaction-specific quarterly reports gave the FERC authority to order refunds with respect to jurisdictional sellers. In December 2006, a group of sellers petitioned the United States Supreme Court to review the Ninth Circuit Court of Appeals’ decision. In June 2007, the Supreme Court declined further review of the Ninth Circuit Court of Appeals’ order. On March 21, 2008, FERC issued a procedural order setting the matter for further hearings before an ALJ on remand. FERC issued a clarifying order on October 6, 2008 from which the California Parties sought rehearing, which FERC denied on December 28, 2009. The California parties filed a notice of appeal of these orders with the Ninth Circuit Court of Appeals in January 2010. A hearing is scheduled at FERC for April 2010. On remand, it is possible that the FERC could order refunds or disgorgement of profits for periods in addition to those covered by its prior refund orders and substantially increase the refunds that ultimately may be required to be paid by the Partnership and other power suppliers.

On or about May 22, 2009, the California Attorney General filed an action at FERC against various sellers of power to the CA state agency CDWR-CERS during the period Jan. 18 – June 20, 2001, including the Partnership. The complaint alleges that these sellers benefited from the improper exercise of market power and the violation of various tariffs by selling power to CERS at unjust and unreasonable prices. The complaint alleges that “Sempra,” in particular, manipulated the market. The remedies being sought from the Partnership are largely duplicative of those being sought in the proceedings described above. The Partnership filed a motion to dismiss and answer on September 3, 2009. In May 2009, the CA Parties moved FERC to consolidate and grant summary disposition of this matter and certain other matters, including those described above. The Partnership filed an answer in August 2009.

In connection with the formation of the joint venture, Sempra has agreed to indemnify RBS and the Partnership from any liability arising out of these matters.

As of December 31, 2009, the Partnership is owed approximately $100 million from energy sales made in 2000 and 2001 through the ISO and the PX markets. The collection of these receivables depends on several factors, including the California ISO and PX refund case. The Partnership believes adequate reserves have been recorded.

In the normal course of business, the Partnership has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and regulatory agencies regarding the Company’s business, including, among other matters, accounting and operational matters. The Partnership contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss, if any, related to such matters. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters should not have a material adverse effect on the consolidated financial condition of the Partnership, although the outcome of such matters could be material to the Partnership’s operating results and cash flows for a particular future period, depending on, among other things, the level of the Partnership’s revenues, income or cash flows for such period.

17.

SUBSEQUENT EVENTS

On February 16, 2010, and in accordance with the restructuring measures that were previously agreed between RBS and the EC, Sempra, RBS and the Partnership entered into an agreement (the Purchase Agreement) with J.P. Morgan Ventures Energy Corporation (J.P. Morgan Ventures), whereby J.P. Morgan Ventures will purchase the oil, metals and European power and gas businesses from the joint venture (the Transaction). RBSSC will retain its North American power and natural gas businesses, and its retail energy solutions business.

The Transaction is expected to close in the second quarter of 2010, and at closing, J.P. Morgan Ventures will pay an aggregate purchase price equal to the estimated book value of the businesses purchased at closing, computed on the basis of IFRS, plus an amount equal to $468 million.

The closing is subject to several conditions which include obtaining various regulatory approvals, obtaining certain regulatory licenses, the maintenance of certain credit rating levels by J.P. Morgan Chase & Co., and the execution of certain related agreements including an agreement pursuant to which the Partnership will be providing transition services to the subject businesses following the closing.

In connection with the Transaction under the Purchase Agreement, the Partnership expects, subject to the negotiation of a definitive agreement, to amend certain provisions of the various Partnership agreements to reflect the sharing of the proceeds of and indemnities under the Transaction.

The Partnership has evaluated subsequent events for adjustment to or disclosure in its financial statements through February 22, 2010, the date the consolidated financial statements were issued. No recordable or disclosable events, other than the events as disclosed above, occurred through this date.

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